

July 8, 2015

<u>Via E-Mail</u>
Dr. Stephen R. Clarke
Chief Executive Officer
Aqua Metals, Inc.
501 23rd Avenue
Oakland, CA 94606

      Re: Aqua Metals, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed June 25, 2015
               File No. 333-204826

Dear Dr. Clarke:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 35</u>

1.   We note in the second paragraph under the dilution heading, your disclosure indicates you had a pro forma net tangible book deficit as of March 31, 2015. Based on the information provided in your capitalization table on the previous page and your dilution table, it appears that this amount is not a deficit. Please explain why you refer to a book deficit or revise your disclosure as appropriate.

2.   Please revise your filing to reflect the proper date of the pro forma net tangible book value per share in your tabular presentation. In this regard, we note that you currently reflect a date of March 31, 20145.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please advise your independent accountant to provide you with a dual-dated or re-dated, audit report, so as to include their audit of the reverse stock split and its retrospective presentation in the historical financial statements.

Notes to the Consolidated Financial Statements

3. Intellectual Property, page F-11

4.   Please reconcile your disclosure that in June 2014 you sold 4,512,000 shares of common stock to five of your founding shareholders in exchange for intellectual property with a fair value of $1,059,000 with your disclosure on page II-2 that in June 2014 you sold 4,363,641 shares of common stock to your seven founding shareholders in exchange for a cash contribution of $39,837 and intellectual property valued at $1,059,000.

        You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Via E-Mail
        Daniel K. Donahue
        Greenberg Traurig, LLP